Exhibit 99.2
NICE Introduces New Release of NICE Inform, Enhancing its Multimedia
Incident Information Management Solution

Security control centers and Public Safety Answering Points can enhance investigation and debriefing capabilities by seamlessly integrating third party text, voice and video data into incident timelines

Ra’anana, Israel, August 13, 2012, NICE Systems (NASDAQ: NICE) today announced the introduction of its new release of the NICE Inform multimedia incident information management solution. The new release of NICE Inform builds on NICE’s advanced capabilities by giving security control centers and Public Safety Answering Points (PSAPs) the ability to integrate text, video and voice recordings from third party capture platforms into holistic incident timelines. This differentiating technology reinforces NICE’s support of Next Generation 9-1-1 and its commitment to meeting the challenge of external data integration for enhancing investigations and debriefings.

NICE Inform provides the complete picture for PSAPs, airports, public transportation systems, banks, and other markets that need to synchronize diverse multimedia for incident reconstructions used in investigations and debriefings. This information can also be used to improve future responses by helping organizations identify opportunities for training operators to help improve their skills.

The latest release of NICE Inform allows third party recordings from numerous sources to be imported into the NICE Inform organizer in various standard formats and then synchronized with NICE video and voice recordings and other multimedia input. This enables security operations to leverage their existing capture platforms to the fullest, and to reconstruct events exactly as they happened for more thorough investigations.

For example, PSAPs can now amalgamate video from citizens’ smart devices, in-car mobile video recordings, and video recordings of incidents captured on third party platforms to create comprehensive incident reconstruction timelines. A bank that uses different Video Management Systems (VMS) for ATM transactions and building security can merge video from these different systems for a complete reconstruction of any event. Mass transit systems and airports that manage surveillance video through multiple VMSs can also take advantage of this advanced technology. Using NICE Inform Version 5, they can piece together all elements into one seamless timeline, regardless of the capture platform.

“Our NICE Inform enhancements are unmatched in the industry,” said Guy Yaniv, General Manager of the Surveillance Solutions Division at NICE. “For the first time, a security operation center or PSAP can integrate multimedia recordings – text, voice and video – from different capture platforms, including external ones, into one complete incident reconstruction. This holistic picture helps improve the investigation and debriefing capabilities required during an incident or security breach.”

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view. NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including, phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Yaniv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.